

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via Email
Ganesh Kumar
Chief Financial Officer
OFG Bancorp
254 Munoz Rivera Avenue
San Juan, Puerto Rico, 00918

> **Re:** **OFG Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Response dated October 2, 2014**
> **File No. 001-12647**

Dear Mr. Kumar:

We have reviewed your supplemental response to our letter dated September 22, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

NOTE 24 – OFG Bancorp (Holding Company Only) Financial Information, page 193

1. We note your response to comment 5 in our letter dated September 22, 2014. Cash receipts from dividends received from your wholly-owned subsidiaries are cash flows from operating activities based on ASC 230-10-45-16(b). The reference in your response to ASC 230-10-45-12(b) applies to returns on investments from other entities as opposed to your wholly-owned subsidiaries. Please revise the dividends received from your wholly-owned subsidiaries to cash flows from operating activities in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief